# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SKK Holdings Ltd, CIK 0001991261
CUSIP: G8292E102
Title of class of securities: Ordinary Shares, par value $0.00025
Address of issuer's principal executive offices: 27 FIRST LOK YANG ROAD, SINGAPORE, Singapore (U0), 629735
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0002058401
Persons authorized to receive notices and communications: Xiaoyan Liao, 27 First Lok Yang Road, Singapore, Singapore (U0), 629735, 65 6334 3831

## Reporting persons
- Xiaoyan Liao (CIK 0002058401): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 7,823,713; shared voting power 0; sole dispositive power 7,823,713; shared dispositive power 0; aggregate amount beneficially owned 7,823,713 (50.1% of the class)
  Comment: (1) Percentage calculated based on 13,875,000 Ordinary Shares issued and outstanding as reported in the issuer's F-1/A filed on September 3, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.00025
Name of issuer: SKK Holdings Ltd
Address of issuer's principal executive offices: 27 FIRST LOK YANG ROAD, SINGAPORE, Singapore (U0), 629735

## Item 2. Identity and Background
Name of person filing: Xiaoyan Liao
Residence or business address: 27 First Lok Yang Road, Singapore 629735
Present principal occupation or employment: Investor and Human Resources and Administrative Director at SKK Holdings Limited.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for Ms. Liao's investment were personal investment funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person is holding the securities for investment purposes only and does not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7,823,713, 50.07%
Number of shares as to which each person has sole or shared power to vote or dispose: 7,823,713
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Xiaoyan Liao: /s/ Xiaoyan Liao, Xiaoyan Liao (02/14/2025)